Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

2 June 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dlw 7/1

Australian Securities and Investments Commission
Corporations Act 2001 – Paragraph 951B(1)(a) – Exemption

Pursuant to paragraph 951B(1)(a) the Australian Securities and Investments Commission exempts the persons referred to in Schedule A from Part 7.7 of the *Corporations Act 2001* in the case referred to in Schedule B.

Schedule A 008 538 542

Macquarie Bank Limited (ACN 008 583 542) and its wholly owned subsidiaries

Schedule B

The provision of financial services in relation to interests in a managed investment scheme for which offers and issues appear to be made only as described in Schedule C, except where the person providing the financial services is aware, or ought reasonably to be aware, that those offers and issues are not made only as described in Schedule C.

Schedule C

An offer made by a person referred to in Schedule A ("Offeror") to another person ("Offeree") of an interest in a managed investment scheme arising out of a contract or proposed contract whereby an interest in the scheme is to be provided by the Offeror as consideration for or part of the consideration for the sale or transfer of agricultural produce grown by the Offeree in the ordinary course of its business where:

(a) no money is to be paid by the Offeree and no financial products are to be transferred by the Offeree in consideration of the interest or otherwise connected with or related to the grant of the interest, either to the Offeror or to any associate of the Offeror, unless the payment is a fee for services rendered or reimbursement of incidental expenses where the nature of the services or expenses and the applicable cost or means of calculating the applicable cost is separately disclosed to the Offeree prior to entering into the contract;

(b) any right of the Offeree under the terms of the contract to terminate the contract or otherwise take action for default is not dependent upon the approval or other action of persons who have entered similar contracts with the Offeror; and

(c) the interest does not relate to any other managed investment scheme.

Interpretation

For the purposes of this instrument, a transaction is in the ordinary course of the business only if that business does not regularly involve dealing in financial products and the transaction is merely incidental to the principal trade, business or calling in which the Offeree holds itself out to be engaged.

Dated this fourteenth day of May 2004

Signed by Philippa Bell
as a delegate of the Australian Securities and Investments Commission

ASIC registered agent number:	
lodging party or agent name:	Macquarie Bank Limited
office, level building name or PO Box no.:	Level 4, No. 1 Martin Place
street number & name	
suburb/city:	SYDNEY state/territory NSW Postcode 2000
telephone:	(02) 8232 4243
facsimile:	(02) 8232 4540
DX number:	suburb/city
reference:	Rodney Toomey

[redacted]

22063744
22057903

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **FS53**
Corporations Act 2001
1015D(2)

PDS in-use notice

Warning

Before you complete this notice, you must be familiar with the following.

- The Guide to this notice
- ASIC Policy Statement PS 165 – Licensing: Internal and external dispute resolution
- ASIC Policy Statement PS 168 – Disclosure: Product Disclosure Statements (and other disclosure obligations)

If, after reading the above information, you still have unanswered questions, contact your Industry Body or email ASIC on infoline@asic.gov.au.

Notice

By submitting this notice, you acknowledge that

- the product disclosure statement or the supplementary product disclosure statement (either referred to as the "Statement") detailed below has been given to someone in a recommendation, issue or sale situation for the first time, and
- section 1015B does not require a copy of the Statement to be lodged with ASIC.

Responsible person (a person who, or on whose behalf, the Statement is required to be prepared. In most cases he person will be the body corporate issuing the product.)

1.1 ABN of responsible person (if applicable) 46 008 583 542

1.2 Name of responsible person Macquarie Bank Limited

1.3 ACN of responsible person (if applicable) 008 583 542

1.4 AFS licence number (if applicable) 237502

1.5 What best describes your relationship to the financial product(s) that is the subject of the Statement?

☒ the issuer of the financial product(s)

☐ the person making the offer to sell the financial product(s)

1.6 Specify a reference number to identify this notice MTI08

1.7 Has a PDS opt-in notice been lodged in relation to the financial product(s) that is the subject of the Statement?

☐ Yes ☒ No

If Yes, go to Question 1.7.1. If No, go to Question 1.8.

1.7.1 Provide the reference number of the opt-in notice

Note: If more than one PDS opt-in notice is relevant to the financial products that are the subject of the Statement, provide the additional reference numbers of those other notices by way of an attachment

1.8 The Statement is a

☒ product disclosure statement; or

☐ supplementary product disclosure statement.

If product disclosure statement, go to Question 1.9. If supplementary product disclosure statement, go to Question 1.19.

1.9 Name of product disclosure statement (if applicable)

Combined Product Disclosure Statement and Financial Services Guide

1.10 Date of product disclosure statement (dd/mm/yyyy) 3 May 2004

1.11 Provide details of the product(s) covered by the product disclosure statement

1.11.1 Name of financial product 6 Series of Macquarie Hot Instalments over Shares in BHP, BSL, JBM, QAN, RIO and WMR.

1.11.2 Type of financial product

☐ Deposit products

☐ Payment Products

☐ Derivatives

☐ Foreign Exchange Contracts

General Insurance Products

☐ Motor Vehicle Insurance

☐ Home Building Insurance

☐ Home Contents Insurance

- ☐ Sickness and Accident Insurance
- ☐ Consumer Credit Insurance
- ☐ Travel Insurance
- ☐ Personal and Domestic Property Insurance
- ☐ Other

☐ Government Debentures, Stocks or Bonds

Life Products

- ☐ Investment Life Insurance Product
- ☐ Life Risk Insurance Products

Managed Investment Schemes (registered or unregistered)

- ☐ Agricultural Scheme
- ☐ Property Scheme
- ☐ Time Share Scheme
- ☐ Financial Product Scheme
- ☐ Mortgage Scheme
- ☐ Other

☐ Retirement Savings Account Products

Superannuation

- ☐ Self Managed Superannuation Fund
- ☐ Public Offer Superannuation Fund
- ☐ Corporate Superannuation Fund
- ☐ Industry Superannuation Fund
- ☐ Eligible Rollover Superannuation Fu
- ☐ Other

Macquarie Trading Instalments are securities which are subject to the product disclosure statement requirements pursuant to regulation 7.9.07A(2) of the Corporations Regulation.

Miscellaneous Financial Facility

- ☒ Miscellaneous Financial Investment Products
- ☒ Miscellaneous Financial Risk Products

1.11.3 ARSN (if applicable) ______________________________

Note: ARSN only required if the financial product is a registered managed investment scheme

1.1
2 Further products

1.12.1 Does product disclosure statement cover further products? ☐ Yes ☒ No

If Yes, provide details required by Questions 1.11.1, 1.11.2 and 1.11.3 by way of an attachment.

1.13 Date product disclosure statement first given in a recommendation, issue or sale situation (dd/mm/yyyy)

3 May 2004

1.14 Will product disclosure statement be available on the Internet? ☒ Yes ☐ No

If Yes, go to Question 1.14.1. If No, go to Question 1.15.

1.14.1 What will be the URL? www.macquarie.com.au/warrants

1.15 Previous Product Disclosure Statements

1.15.1 Has a previous product disclosure statement or Chapter 6D disclosure document been issued for this product(s)? ☐ Yes ☒ No

If Yes, go to Question 1.15.2. If No, go to Question 1.16.

1.15.2 What was the date of the most recent previous product disclosure statement or Chapter 6D disclosure document?

1.16 Do you have an internal dispute resolution procedure in place? ☒ Yes ☐ No

If Yes, go to Questions 1.16.1 and 1.16.2. If No, go to Question 1.17.

1.16.1 Does your internal dispute resolution procedure meet the Essential Elements of Australian Standard 4269-1995 and the minimum requirements of ASIC's Policy Statement 165? ☒ Yes ☐ No

1.16.2 Is your procedure documented? ☒ Yes ☐ No

1.17 Are the financial services you will provide in relation to the product(s) to which this product disclosure statement relates, covered by your membership of one or more external dispute resolution schemes? ☒ Yes ☐ No

If Yes, go to Questions 1.17.1, 1.17.2 and 1.17.3. If No, go to Question 1.18.

1.17.1 Indicate which of the following (if any) ASIC approved schemes you are a member of by providing your membership number(s) (if applicable) and commencement date(s)

	Membership No.	Commencement Date
Financial Industry Complaints Service	E-861	16 November 2000
Insurance Enquiries and Complaints Limited		
Australian Industry Banking Ombudsman	MCQ	1 July 1998

Note: Only provide membership number if applicable

1.17.2 Are some or all of the financial services covered by the Superannuation Complaints Tribunal? ☐ Yes ☒ No

1.17.3 Indicate whether the financial services are covered by your membership of any other external dispute resolution scheme(s) by providing the following details of each scheme

Scheme Name ______

Membership No. (if applicable) ______

Commencement date ______

Note: If more than one external dispute resolution scheme is relevant to the financial services you will provide in relation to the product(s) to which this Statement relates, provide details of those additional schemes by way of an attachment.

1.18 If you answered No to either of Questions 1.16 or 1.17, are you subject to the transitional arrangements set out in the Corporations Regulations? ☐ Yes ☐ No

1.19 Identification of product disclosure statement that the supplementary product disclosure statement supplements

1.19.1 Name of product disclosure statement ______

1.19.2 Date of product disclosure statement (dd/mm/yyyy) ______

1.19.3 Reference number of previous in-use notice covering this product disclosure statement

______

1.20 Date supplementary product disclosure statement first given in a recommendation, issue or sale situation (dd/mm/yyyy)

N/A

1.21 Provide a summary of the matters that have changed, causing the supplementary product disclosure statement to be issued?

______

______

______

1.22 Contact Details

Provide the following details for the person to whom we should direct all questions and correspondence on this notice.

1.22.1 Name (First Given Name, Family Name) Rodney Toomey

1.22.2 Are you preparing this notice on behalf of the responsible person as an external service provider? ☐ Yes ☒ No

If No, go to Question 1.22.3. If Yes

Provide the service provider's name

Name

ABN

1.22.3 Rodney.Toomey@macquarie.com

If email address provided

Email is our preferred way to contact the person. Can we use this email address to deliver correspondence and request(s) for further information/clarification? ☒ Yes ☐ No

1.22.4 (02) 8232 4243

1.22.5 Facsimile number (not mandatory) (02) 8232 4540

If fax number provided

Can we use this fax number to deliver correspondence and request(s) for further information/clarification?

☒ Yes ☐ No

1.22.6 Level 4, 1 Martin Place, Sydney 2000

1.22.7

1.22.8 Will the contact person whose details are provided above be the ongoing contact for information regarding the Statement? ☒ Yes ☐ No

If Yes, go to Signature section. If No, go to 1.23.

1.23 Ongoing Contact Details

Provide the following details for the ongoing authorised contact person to whom we should direct all questions and correspondence regarding the Statement.

1.23.1

Name

1.23.2 Relationship to responsible person:

- ☐ Issuer (including officers & staff)
- ☐ External service provider
- ☐ Other (please describe)

1.23.3

If email address provided

Email is our preferred way to contact the authorised contact person. Can we use this email address to deliver correspondence? ☐ Yes ☐ No

1.23.4

1.23.5 Facsimile number (not mandatory)

If fax number provided

Can we use this fax number to deliver correspondence? ☐ Yes ☐ No

1.23.6

1.23.7

WARNING: It is an offence under the Corporations Act to provide false or misleading information to ASIC.

Signature

This form must be signed

print name RODNEY TOOMEY capacity PARALEGAL

print entity name (if entity acting as agent)

sign here [signature] date 3 May 2004

Australian Securities & Investments Commission

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

[redacted]

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: MACQUARIE BANK LIMITED

ACN/ABN: 008 583 542

Corporate key:

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: MACQUARIE BANK LIMITED

ASIC registered agent number (if applicable):

Telephone number: (02) 8232 9749

Postal address: NO. 1 MARTIN PLACE, SYDNEY, NSW 2000

RECEIVED 21 MAY 2004 ASIC SSC

Total number of pages including this cover sheet: 9

Please provide an estimate of the time taken to complete this form: 6 hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: DENNIS LEONG

Capacity
- [ ] Director
- [x] Company secretary

Signature: [signature]

Date signed: 17/05/04 [D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

- ☐ Redeemable preference shares — **S.254J**
  - ☐ Redeemed out of profits
  - ☐ Redeemed out of proceeds of a fresh issue of shares
- ☐ Capital reduction — **S.256A - S.256E**
  - ☐ Single shareholder company
  - ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place
- ☐ Share buy-back. — **ss.257H(3)**
  - ☐ Minimum holding buy-back by listed company
  - ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place
- ☐ Forfeited shares — **S.258D**
- ☐ Shares returned to a public company — **ss.258E(2) & (3)**
  - ☐ Under section 651C, 724(2), 737 or 738
  - ☐ Under section 1325A (court order)
- ☐ Other
  - Description
  - Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change
Please indicate the earliest date that any of the above changes occurred
[D D] [M M] [Y Y]
☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☐ No

Please see "Annexure A".

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

Please See "Annexure B"

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- *If there are 20 members or less in a share class, all changes need to be notified*
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

Please see "Annexure B"

"Annexure A"

This is the annexure of ...one......... pages marked ..Annexure A.... referred to in the ..Form 484C.................. signed by me and dated ....19/5/04........ .

SECRETARY

Company Share Structure as at 26th April 2004

Share Class	Share Description	Number Issued	Total Amount Paid	Total Amount Unpaid
ORD	Ordinary	215,916,285	$1,382,447,858.34	$0
MIS	Macquarie Income Securities	4,000,000	$4,000,000	$0
UO	Unlisted Options on Ordinary Shares	25,836,633	$25,836,633	$0

"Annexure B"

This is the annexure of two pages marked Annexure B referred to in the Form 484C signed by me and dated 19/5/04.

SECRETARY

Macquarie Bank Limited Top 20 Shareholders as at 30th April 2004 *

ıareholder	Address	Share Class	Total Number Held	Fully Paid
? Morgan Nominees Australia Limited	Locked Bag 7, Royal Exchange, Sydney NSW 2001	ORD	31126922	Yes
estpac Custodians Nominees Limited	50 Pitt Street, Sydney NSW 2000	ORD	22981488	Yes
itional Nominees Limited	GPO Box 1406M, Melbourne VIC 3001	ORD	22419702	Yes
ticorp Nominees Pty Limited	GPO Box 764G, Melbourne VIC 3001	ORD	5738787	Yes
ticorp Nominees Pty Limited <CFS WSLE Geared Shr ıd>	GPO Box 764G, Melbourne VIC 3001	ORD	5540925	Yes
NZ Nominees Limited	GPO Box 2842AA, Melbourne VIC 3001	ORD	5470449	Yes
ticorp Nominees Pty Limited <CFS WSLE Imputation ıd A/C>	GPO Box 764G, Melbourne VIC 3001	ORD	5305216	Yes
SBC Custody Nominees (Australia) Limited	GPO Box 5302, Sydney NSW 2001	ORD	5203808	Yes
ɔgent Nominees Pty Limited	PO Box R209, Royal Exchange NSW 1225	ORD	4063940	Yes
rgo Investments Limited	GPO Box 2692, Adelaide SA 5001	ORD	3253326	Yes
ticorp Nominees Pty Limited <CFS Imputation Fund /C>	GPO Box 764G, Melbourne VIC 3001	ORD	3229829	Yes
ueensland Investment Corporation	C/- National Nominees Limited, GPO Box 2242, Brisbane QLD 4001	ORD	2975980	Yes
MP Life Limited	PO Box R209, Royal Exchange NSW 1225	ORD	2845383	Yes
ticorp Nominees Pty Limited <CFS WSLE Aust Shr ıd A/C>	GPO Box 764G, Melbourne VIC 3001	ORD	2530912	Yes
ticorp Nominees Pty Limited <CFS WSLE Industrial ır A/C>	GPO Box 764G, Melbourne VIC 3001	ORD	2429899	Yes
BC Global Services Australia Nominees Pty Limited 3KCUST A/C>	GPO Box 5430, Sydney NSW 2000	ORD	1642267	Yes
G Nominees Pty Limited <SMP Accounts>	Level 8, 388 George Street, Sydney NSW 2000	ORD	1354066	Yes

Cogent Nominees Pty Limited <SMP Accounts>	PO Box R209, Royal Exchange NSW 1225	ORD	1322315	Yes
Government Superannuation Office <A/C State Super Fund>	C/- National Nominees Limited, GPO Box 1406M, Melbourne VIC 3001	ORD	1164837	Yes
BNP Paribas <Options Trading A/C>	GPO Box 4675, Sydney NSW 2001	ORD	967757	Yes

Note

This data is at 30 April 2004.
In accordance with section 169(5) of the *Corporations Act*, the member register of the Bank does not need to indicate any shares that a member does not hold beneficially. Accordingly, the Bank is unable to provide information on whether the shares are held beneficially.

FS53 1/6 8 August 2003

ASIC registered agent number:	
lodging party or agent name:	Macquarie Bank Limited
office, level building name or PO Box no.:	Level 4, No. 1 Martin Place
street number & name	
suburb/city:	SYDNEY state/territory NSW Postcode 2000
telephone:	(02) 8232 4243
facsimile:	(02) 8232 4540
DX number:	suburb/city
reference:	Rodney Toomey

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

[redacted]

22057903

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **FS53**

Corporations Act 2001
1015D(2)

PDS in-use notice

Warning

Before you complete this notice, you must be familiar with the following:

- The Guide to this notice
- ASIC Policy Statement PS 165 – Licensing: Internal and external dispute resolution
- ASIC Policy Statement PS 168 – Disclosure: Product Disclosure Statements (and other disclosure obligations)

If, after reading the above information, you still have unanswered questions, contact your Industry Body or email ASIC on infoline@asic.gov.au.

Notice

By submitting this notice, you acknowledge that

- the product disclosure statement or the supplementary product disclosure statement (either referred to as the "Statement") detailed below has been given to someone in a recommendation, issue or sale situation for the first time, and
- section 1015B does not require a copy of the Statement to be lodged with ASIC.

Responsible person (a person who, or on whose behalf, the Statement is required to be prepared. In most cases he person will be the body corporate issuing the product.)

1.1 ABN of responsible person (if applicable) 46 008 583 542

1.2 Name of responsible person Macquarie Bank Limited

1.3 ACN of responsible person (if applicable) 008 583 542

1.4 AFS licence number (if applicable) 237502

1.5 What best describes your relationship to the financial product(s) that is the subject of the Statement?

☒ the issuer of the financial product(s)

☐ the person making the offer to sell the financial product(s)

1.6 Specify a reference number to identify this notice — CCY1

1.7 Has a PDS opt-in notice been lodged in relation to the financial product(s) that is the subject of the Statement?

☐ Yes ☒ No

If Yes, go to Question 1.7.1. If No, go to *Question* 1.8.

1.7.1 Provide the reference number of the opt-in notice

Note: If more than one PDS opt-in notice is relevant to the financial products that are the subject of the Statement, provide the additional reference numbers of those other notices by way of an attachment

1.8 The Statement is a

☒ *product disclosure statement; or*

☐ supplementary product disclosure statement.

If product disclosure statement, go to Question 1.9. If supplementary product disclosure statement, go to Question 1.19.

1.9 Name of product disclosure statement (if applicable)

Combined Product Disclosure Statement and Financial Services Guide

1.10 Date of product disclosure statement (dd/mm/yyyy) — 20 May 2004

1.11 Provide details of the product(s) covered by the product disclosure statement

1.11.1 Name of financial product — Macquarie Currency Warrants

1.11.2 Type of financial product

- ☐ Deposit products
- ☐ Payment Products
- ☒ Derivatives
- ☐ Foreign Exchange Contracts

General Insurance Products

- ☐ Motor Vehicle Insurance
- ☐ Home Building Insurance
- ☐ Home Contents Insurance
- ☐ Sickness and Accident Insurance
- ☐ Consumer Credit Insurance

- ☐ Travel Insurance
- ☐ Personal and Domestic Property Insurance
- ☐ Other

☐ Government Debentures, Stocks or Bonds

Life Products

- ☐ Investment Life Insurance Product
- ☐ Life Risk Insurance Products

Managed Investment Schemes (registered or unregistered)

- ☐ Agricultural Scheme
- ☐ Property Scheme
- ☐ Time Share Scheme
- ☐ Financial Product Scheme
- ☐ Mortgage Scheme
- ☐ Other

☐ Retirement Savings Account Products

Superannuation

- ☐ Self Managed Superannuation Fund
- ☐ Public Offer Superannuation Fund
- ☐ Corporate Superannuation Fund
- ☐ Industry Superannuation Fund
- ☐ Eligible Rollover Superannuation Fund
- ☐ Other

Miscellaneous Financial Facility

- ☐ Miscellaneous Financial Investment Products
- ☐ Miscellaneous Financial Risk Products

1.11.3 ARSN (if applicable) ______________________________

Note: ARSN only required if the financial product is a registered managed investment scheme

1.12 Further products

1.12.1 Does product disclosure statement cover further products? ☐ Yes ☒ No

If Yes, provide details required by Questions 1.11.1, 1.11.2 and 1.11.3 by way of an attachment.

1.13 Date product disclosure statement first given in a recommendation, issue or sale situation (dd/mm/yyyy)

20 May 2004

1.14 Will product disclosure statement be available on the Internet? ☒ Yes ☐ No

If Yes, go to Question 1.14.1. If No, go to Question 1.15.

1.14.1 What will be the URL? www.macquarie.com.au/warrants

1.15 Previous Product Disclosure Statements

1.15.1 Has a previous product disclosure statement or Chapter 6D disclosure document been issued for this product(s)?

☐ Yes ☒ No

If Yes, go to Question 1.15.2. If No, go to Question 1.16.

1.15.2 What was the date of the most recent previous product disclosure statement or Chapter 6D disclosure document?

1.16 Do you have an internal dispute resolution procedure in place? ☒ Yes ☐ No

If Yes, go to Questions 1.16.1 and 1.16.2. If No, go to Question 1.17.

1.16.1 Does your internal dispute resolution procedure meet the Essential Elements of Australian Standard 4269-1995 and the minimum requirements of ASIC's Policy Statement 165?

☒ Yes ☐ No

1.16.2 Is your procedure documented? ☒ Yes ☐ No

1.17 Are the financial services you will provide in relation to the product(s) to which this product disclosure statement relates, covered by your membership of one or more external dispute resolution schemes? ☒ Yes ☐ No

If Yes, go to Questions 1.17.1, 1.17.2 and 1.17.3. If No, go to Question 1.18.

1.17.1 Indicate which of the following (if any) ASIC approved schemes you are a member of by providing your membership number(s) (if applicable) and commencement date(s)

	Membership No.	Commencement Date
Financial Industry Complaints Service	E-861	16 November 2000
Insurance Enquiries and Complaints Limited		
Australian Industry Banking Ombudsman	MCQ	1 July 1998

Note: Only provide membership number if applicable

1.17.2 Are some or all of the financial services covered by the Superannuation Complaints Tribunal?

☐ Yes ☒ No

1.17.3 Indicate whether the financial services are covered by your membership of any other external dispute resolution scheme(s) by providing the following details of each scheme

Scheme Name ______

Membership No. (if applicable) ______

Commencement date ______

Note: If more than one external dispute resolution scheme is relevant to the financial services you will provide in relation to the product(s) to which this Statement relates, provide details of those additional schemes by way of an attachment.

1.18 If you answered No to either of Questions 1.16 or 1.17, are you subject to the transitional arrangements set out in the Corporations Regulations? ☐ Yes ☐ No

1.19 Identification of product disclosure statement that the supplementary product disclosure statement supplements

1.19.1 Name of product disclosure statement ______

1.19.2 Date of product disclosure statement (dd/mm/yyyy) ______

1.19.3 Reference number of previous in-use notice covering this product disclosure statement

______

1.20 Date supplementary product disclosure statement first given in a recommendation, issue or sale situation (dd/mm/yyyy)

N/A

1.21 Provide a summary of the matters that have changed, causing the supplementary product disclosure statement to be issued?

______

______

______

1.22 Contact Details

Provide the following details for the person to whom we should direct all questions and correspondence on this notice.

1.22.1 Name (First Given Name, Family Name) Rodney Toomey

1.22.2 Are you preparing this notice on behalf of the responsible person as an external service provider? ☐ Yes ☒ No

If No, go to Question 1.22.3. If Yes

Provide the service provider's name

Name ______

ABN ______

1.22.3 Rodney.Toomey@macquarie.com

If email address provided

Email is our preferred way to contact the person. Can we use this email address to deliver correspondence and request(s) for further information/clarification? ☒ Yes ☐ No

1.22.4 (02) 8232 4243

1.22.5 Facsimile number (not mandatory) (02) 8232 4540

If fax number provided

Can we use this fax number to deliver correspondence and request(s) for further information/clarification?

☒ Yes ☐ No

1.22.6 Level 4, 1 Martin Place, Sydney 2000

1.22.7

1.22.8 Will the contact person whose details are provided above be the ongoing contact for information regarding the Statement? ☒ Yes ☐ No

If Yes, go to Signature section. If No, go to 1.23.

1.2
3 Ongoing Contact Details

Provide the following details for the ongoing authorised contact person to whom we should direct all questions and correspondence regarding the Statement.

1.23.1

Name

1.23.2 *Relationship to responsible person:*

☐ Issuer (including officers & staff)

☐ External service provider

☐ Other (please describe)

1.23.3

If email address provided

Email is our preferred way to contact the authorised contact person. Can we use this email address to deliver correspondence? ☐ Yes ☐ No

1.23.4

1.23.5 Facsimile number (not mandatory)

If fax number provided

Can we use this fax number to deliver correspondence? ☐ Yes ☐ No

1.23.6

1.23.7

WARNING: It is an offence under the Corporations Act to provide false or misleading information to ASIC.

Signature

This form must be signed

print name RODNEY TOOMEY capacity PARALEGAL

print entity name (if entity acting as agent)

sign here Rodney Toomey date 20 May 2004

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

1 June 2004

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir

Macquarie Bank Limited

Pursuant to Listing Rule 4.11, please be advised that as at 31 May 2004 Macquarie Bank had on issue the following quoted "debt securities" (as defined in the Listing Rule 19.12):

Macquarie Income Securities (MBLHB)

4,000,000 on issue (in conjunction with Macquarie Finance Limited) with a total outstanding face value of $400,000,000.

Yours faithfully

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE
BANK

31 May 2004

Companies Announcements Platform
Australian Stock Exchange Limited
Bridge Street
Sydney NSW 2000

Dear Sirs,

2004 Annual General Meeting

The 2004 Annual General Meeting of Macquarie Bank Limited will be held in The Grand Ballroom, Lower Level, The Westin Sydney, No. 1 Martin Place, Sydney, New South Wales on Thursday, 29 July 2004, at 10.30 am. Registration will open at 9.30am.

Yours sincerely,

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,832
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12,500 @ $18.51 each 3,332 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15,832 on 1/6/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	216,060,614	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,697,973	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 June 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,166
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12,500 @ $18.51 each 1,666 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14,166 on 2/6/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
216,074,780	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,634,872	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 June 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE BANK LIMITED ACN 008 583 542

INVESTOR OVERVIEW

YEAR ENDED 31 MARCH 2004

MACQUARIE BANK

TABLE OF CONTENTS

All dollar amounts are quoted in Australian dollars (A$) unless otherwise stated. All financial information is for the full-year ended 31 March 2004 unless otherwise stated. Macquarie Bank's financial year end is 31 March (half-year 30 September).

KEY CONTACTS

MACQUARIE BANK
Macquarie Bank Limited
No.1 Martin Place
Sydney NSW 2000
AUSTRALIA

Tel: 612 8232 3333
Fax: 612 8232 7780

Website: www.macquarie.com.au

SHARE REGISTER
Computershare Investor Services Pty Limited
GPO Box 7045
Sydney NSW 1118
AUSTRALIA

Email:
sydney.services@computershare.com.au

Tel (local): 1300 855 080
Tel (international): 613 6915 5970

www.computershare.com.au

INVESTOR RELATIONS
Level 15
No.1 Martin Place
Sydney NSW 2000
AUSTRALIA

Email:
macquarie.shareholders@macquarie.com

Tel (international): 612 8232 5006

Please notify Investor Relations via email if you wish to be added to an email distribution list to receive presentations, annual reviews and other disclosures.

Further investor information on Macquarie Bank can be found on the Bank's website at:
www.macquarie.com.au/shareholdercentre

ADDITIONAL INFORMATION
Macquarie Bank Limited (referred to as Macquarie or the Bank) hosts analyst briefing sessions on its interim and full-year results in November and May respectively. These sessions provide information on the financial results and an operational overview for the period under review.

In addition, as part of the Bank's commitment to broaden its investor base, management presents at various investment conferences and conducts investor visits throughout the year. All material presentations and other disclosures are lodged with the Australian Stock Exchange (ASX) and are available on the Bank's website.

This document should be read in conjunction with the latest Annual Review, latest Financial Report and Result Announcement which are available on the Bank's website or by contacting Investor Relations.

FINANCIAL HIGHLIGHTS

	Full-year 2004	Full-year 2003
Profit after tax attributable to ordinary equity holders (A$ million)	494	333
Return on average ordinary shareholders' funds (per annum)	22.3%	18.0% **
Basic earnings per ordinary share (cents)	233	165
Total assets (A$ billion)	43.8	32.5
Tier 1 capital ratio	16.2%	19.0%

CONSOLIDATED GROUP PROFIT

	Full-year 2004 (A$ million)	Full-year 2003 (A$ million)
Income	2,465	1,890
Expenses	(1780)	(1,430)
Profit before tax	685	460
Income tax expense	(161)	(96)
Net profit after tax	524	364
Outside equity interest	(3)	(3)
MIS distribution*	(27)	(28)
Profit attributable to ordinary equity holders	**494**	**333**

* Macquarie Income Securities distribution (see page 21 for further information)
** To ensure comparability of information, the return on equity for the year ended 31 March 2003 has been restated to reflect the new accounting treatment for dividend provisions. Prior to this restatement ROE was 18.7%.

Profit after income tax attributable to ordinary equity holders


600
500
400
300
200
100
0
Net profit after tax attributable to ordinary equity holders A$m
31 March
30 September
1996
1997
1998
1999
2000
2001
2002
2003
2004

Net profit attributable to ordinary equity holders for 12 months to 31 March 2004 increased 48 per cent on the prior year.

Basic Earnings Per Share (EPS)


250
200
150
100
50
0
A Cents
1996
1997
1998
1999
2000
2001
2002
2003
2004

EPS for 12 months to 31 March 2004 increased 41 per cent on the prior year.

Macquarie is a diversified international provider of financial and investment banking services. In Australia, Macquarie is a full service investment bank providing financial market trading and advisory products and services. Internationally, Macquarie focuses on selected business areas where its expertise provides special value to clients.

Macquarie has reported successive years of record profits and consistent growth since 1992. Macquarie's approach is characterised by a commitment to the chosen markets in which it operates and a clear focus on achieving outstanding results. Technical expertise, strong risk management and an enterprising approach underlie all activities.

Macquarie's headquarters are in Sydney, Australia and it operates in specific markets across Asia, North America, South America, the UK, Europe and Africa.

ORGANISATION STRUCTURE

Macquarie's business activities are organised into six principal operating Groups. The concentric nature of the organisation chart shown here represents the non-hierarchical nature of Macquarie and the role of central risk management. A network of support areas provides the infrastructure and services that enable the Groups to operate. Further information on each of the Groups is detailed in later sections.

MANAGEMENT APPROACH

Macquarie's strength lies in its unique structure and management approach, which provides businesses with a balance between operating freedom and controls on risk limits and observance of professional standards. Macquarie's management approach fosters an entrepreneurial spirit among staff. Strong prudential management is fundamental to this approach. The focus of central management is on risks to the Bank arising from market and industry forces and issues of medium and long-term significance. While businesses have significant operating freedom, all activities are encompassed by a robust, independent risk management framework.

Other elements of Macquarie's philosophy that are important are:

- Encouraging high ethical and professional standards
- Commitment to clients, through good and bad
- Commitment to growth
- Recruiting, retaining and motivating quality staff
- Aligning rewards to staff with those of shareholders
- Strong reporting including financial reporting and risk reporting


Information Services Division
Risk Management Division
Quantitative Applications Division
Corporate Affairs Group

HISTORY

Macquarie Bank evolved from Hill Samuel Australia Limited, which was established in 1969 as a subsidiary of the UK merchant bank Hill Samuel & Co. In 1985 a banking licence was granted and operations began under the name Macquarie Bank. In 1996 Macquarie Bank's fully paid ordinary shares were quoted on the ASX.

RISK MANAGEMENT APPROACH

Given the markets in which the Bank operates, risk is an inherent part of Macquarie's businesses. Management of that risk is therefore critical to continuing profitability. Strong, independent, prudential management has been a key to Macquarie's success over many years. Where risk is assumed, it is within a calculated and controlled framework. The main risks faced by Macquarie are market risk, credit risk, liquidity risk, operational risk and legal compliance and documentation risk. Responsibility for these risks lies with the individual businesses giving rise to them. It is the responsibility of the Risk Management Division to ensure appropriate assessment and management of these risks within the Bank.

The principles of Macquarie's approach to risk management are:

- Independence - Risk Management Division is independent of the operating areas, reporting directly to the Managing Director and the Board. Risk Management Division authority is required for risk acceptance decisions.
- Centralised prudential management - Risk Management Division's responsibility covers the whole Bank. Therefore it can assess risks from a Bankwide perspective and ensure a consistent approach across all operating areas.
- Approval of all new business activities - Operating areas cannot undertake new businesses or activities, offer new products, or enter new markets, without first consulting Risk Management Division.
- Continual assessment - Risk Management Division continually reviews risks to account for changes in market circumstances and Macquarie's operating areas.
- Frequent monitoring - Centralised systems exist to allow Risk Management Division to monitor credit and market risks daily. Risk Management Division staff liaise closely with operating and support divisions.

STAFF REMUNERATION

The philosophy underlying the remuneration policy is to align the interests of staff with those of shareholders. Since its inception, Macquarie has had a profit sharing scheme for staff. Profit share is paid out of a bonus pool determined by a formula that is a function of both after-tax profit and earnings in excess of the cost of capital. As a result, remuneration is geared to performance and aligned to shareholders' interests.

The remuneration of senior executives is heavily weighted towards this performance component, so there is a strong incentive to maximise the Bank's net profit and return on ordinary equity. Further, for the Bank's Executive Directors, 30 per cent of their annual profit share (subject to certain limits) is subject to restrictions including vesting arrangements for up to ten years to encourage long-term commitment to the Bank. Amounts vested but subject to restriction arrangements are only received six months after retiring as an Executive Director if certain disqualifying events have not occurred.

Senior staff are also eligible to participate in the Bank's Employee Option Plan. Options vest as to one-third of each tranche after two, three and four years respectively and, in the case of Executive Directors may only be exercised if predetermined performance hurdles in relation to the Bank's average return on ordinary shareholders' funds are met.

SEGMENT ANALYSIS

For internal reporting and risk management purposes the Bank is divided into the operating Groups referred to on page 4. An alternative view of the Bank's operations is provided by a segment analysis, which groups the activities from across the Bank's operating Groups into four business segments. These segments are:

Asset and Wealth Management which encompasses the distribution and manufacture of funds management products.

Financial Markets which includes the Bank's trading in fixed income, equities, currency, commodities and derivative products.

Investment Banking which encompasses corporate finance, advisory, underwriting, facilitation, broking and real estate/property development activities.

Lending which includes banking activities, mortgages, margin lending and leasing.

The graph below summarises the contribution of each of these four segments to the Bank's total income before operating expenses and income tax for the year ended 31 March 2004.

INTERNATIONAL ACTIVITIES

In Australia, Macquarie is a full service investment bank. Internationally, Macquarie's strategy is to expand selectively, seeking only to enter markets where its particular skills and expertise deliver a real advantage for clients. This approach allows the flexibility to enter new markets as opportunities arise and the ability to respond to the special requirements of individual markets in the region and around the world. As a result, Macquarie has established leading positions in a diverse range of international markets.

In March 2004, Macquarie entered into a sale and purchase agreement with ING Bank N.V.'s (ING) to acquire 100 per cent of its Asian cash equity sales, sales trading, facilitation trading, execution, research and equity capital markets businesses across Asia. The business will be named Macquarie Securities Asia.

This acquisition will give Macquarie critical mass in institutional stockbroking in the Asia-Pacific region. It provides a platform to broaden the Bank's activities, particularly Macquarie's existing infrastructure, equity capital markets, mergers and acquisitions, and other investment banking capabilities in the region.

This acquisition includes approximately 450 staff operating in 10 Asian locations: Hong Kong, Korea, Japan, Taiwan, Thailand, Singapore, China, Indonesia, Malaysia and the Philippines; as well as ING's Asian sales trading desks in London, New York and other European and North American locations.

Completion of the purchase is subject to regulatory approvals and formal close is expected before 31 July 2004.

Strategic alliances

In a number of international markets, Macquarie has established an alliance with a leading local provider, enabling Macquarie to combine its technical expertise and specialist skills with the market presence of a local player.

SEGMENT ANALYSIS


INVESTMENT BANKING 32%
M&A; advisory and underwriting
Institutional stockbroking
Financial products
Banking and securitised lending
Equipment and other leasing
Property lending
Other lending
LENDING 14%
ASSET AND WEALTH MANAGEMENT 30%
Infrastructure, property and other specialist funds
Retail and traditional funds under management and private client broking
Commodities
FX, futures, treasury and debt markets
Equity derivatives
FINANCIAL MARKETS 24%

Strategic alliances include:

Canada

- Scotia Capital Inc - Investment Banking Group
  Sharing of research and collaboration on specific projects.

China

- First China Property Group Limited - Banking and Property Group
  50/50 joint venture with Schroders Asian Properties L.P. to undertake residential property development, funds management, project and investment consulting activities in Shanghai and Beijing.
- Tianjin Macquarie Property Development Management Company Limited - Banking and Property Group
  Sponsors and manages foreign investment funds into residential housing developments.
- Macquarie Securitisation Shanghai Co Ltd - Banking and Property Group
  MSS trades as "Home Loan Highway" and provides loan introduction, processing and related services.

Japan

- Mizuho Securities - Equity Markets Group
  Full range of equity derivatives activities.
- Mizuho Securities - Investment Banking Group
  Sharing of research and collaboration on specific projects.
- Development Bank of Japan - Investment Banking Group
  Infrastructure funds management, specifically the management of the Japan Infrastructure Group.

Korea

- IMM Asset Management - Funds Management Group
  Funds management for wholesale and retail investors.
- Shinhan Financial Group Co. Ltd - Investment Banking Group
  Financial advisory, project finance advisory, infrastructure management and specialised funds.
- Kookmin Bank - Treasury and Commodities Group
  Treasury derivatives expertise and technology.
- Woori Bank - Equity Markets Group
  Full range of equity derivatives activities.

Malaysia

- AmMerchant Bank Berhad - Funds Management Group
  Funds management activities for wholesale and retail investors.

South Africa

- Nedbank Limited - Equity Markets Group
  Full range of equity derivatives activities.
- Old Mutual Asset Managers - Investment Banking Group
  Infrastructure funds management, specifically the management of the South Africa Infrastructure Fund and African Infrastructure Investment Fund.
- ABSA Bank (Corporate and Merchant Banking) - Treasury and Commodities Group
  Debt origination, securitisation, asset-backed commercial paper programs.
- Nedcor Securities - Investment Banking Group
  Sharing of research and collaboration on specific projects.

Taiwan

- United Securities Investment Trust Corporation - Funds Management Group
  Funds management services for wholesale and retail investors.

Domestic and international income


2500
2000
1500
1000
500
0
Total operating income (excluding earnings on capital) A$m
Domestic
International
1996
1997
1998
1999
2000
2001
2002
2003
2004

International operating income by region


100%
80%
60%
40%
20%
0%
2003
2004
New Zealand
Europe
Asia
Americas
Africa

UK

- The Royal Bank of Scotland - Treasury and Commodities Group
  Commodity derivatives expertise and technology.

US

- Medallist Developments - Banking and Property Group
  Golf course-based residential property development joint venture with Greg Norman's Great White Shark Enterprises.
- Macquarie Capital Partners LLC - Banking and Property Group
  A global real estate investment banking partnership.
- Macquarie ProLogis Management - Banking and Property Group
  A joint venture between Macquarie and ProLogis to manage the ASX-listed Macquarie ProLogis Trust, which invests in industrial property in the US.
- Macquarie CountryWide - Regency LLC - Banking and Property Group
  A joint venture between Macquarie CountryWide Trust and Regency Centers for the management of, and investment in US neighbourhood shopping centre assets.
- Macquarie DDR Management - Banking and Property Group
  A joint venture between Macquarie and Developers Diversified Realty to manage the ASX-listed Macquarie DDR Trust, which invests in US community retail shopping and power centre assets.
- Bear Stearns - Investment Banking Group
  Sharing of research and collaboration on specific projects.

SPECIALIST FUNDS

Macquarie has established a leading position in specific asset class investor funds (specialist funds). Specialist assets under management total A$26.0 billion. Specialist funds activities are spread across a number of operating Groups and span sectors including infrastructure (toll roads, airports, communications infrastructure, energy utility assets and other asset classes), sector-specific property assets and development capital.

Macquarie's specialist funds management model has been a key growth driver and has been exported to international markets. Macquarie believes its experience and expertise in these particular areas give it a competitive advantage in acquiring and managing assets, thereby delivering superior returns to shareholders. Specialist funds are managed by the relevant Group that has the expertise in the assets in which the funds invest.

Macquarie launched the first listed infrastructure vehicle in Australia in 1996 with the Macquarie Infrastructure Group (MIG). MIG is among the world's largest owners and developers of toll roads, with assets totalling approximately A$10.4 billion at 31 December 2003.

Macquarie Property together with its associates manages more than A$10.9 billion of assets under management through listed property trusts, unlisted property development funds and property investment syndicates.

Other listed funds include:

- Macquarie Airports (MAP)
- Macquarie Central Office CR-REIT (MCO CR-REIT)
- Macquarie Communications Infrastructure Group (MCG)
- Macquarie CountryWide Trust (MCW)
- Macquarie DDR Trust (MDT)
- Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (MFD)
- Macquarie Goodman Industrial Trust (MGI)
- Macquarie Leisure Trust (MLE)
- Macquarie Office Trust (MOF)*
- Macquarie Power Income Fund (MPT)
- Macquarie ProLogis Trust (MPR)
- Southern Cross FLIERS Trust (SCF)
- Horizon Energy Investment Trust (HRZ)**
- Hills Motorway Group (HLY)

* *MOF has a 100% interest in the Macquarie Park Street Trust (MORPA) that has listed securities on issue in the market.*

** *De-listed April 2004*

These funds are described in more detail in the sections that follow and the Appendix.

Performance of specialist funds

The chart on the right below shows the aggregate accumulated performance of Macquarie's listed funds (it does not include Macquarie Bank) since listing on the ASX, benchmarked against the S&P/ASX500 accumulation index. The funds are weighted by the stock's market capitalisation and rebalanced monthly or whenever a new stock is listed. Dividends are assumed to be reinvested into the individual stock (not the index as a whole) on the ex-dividend date.

Growth in specialist funds by sector (to 31 March 2004)


Assets under management A$b
30
25
20
15
10
5
0
2000
2001
2002
2003
2004
Infrastructure
Property
Development capital and other

Macquarie family of listed funds accumulated performance versus the All Ordinaries Accumulation Index (year ended 31 March)


500
450
400
350
300
250
200
150
100
50
Indexed to 100
Macquarie Funds* Accumulated Performance
All Ordinaries Index** Accumulation
Dec 95
Jun 96
Dec 96
Jun 97
Dec 97
Jun 98
Dec 98
Jun 99
Dec 99
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03

* *Comprises the accumulated performance of Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie CountryWide Trust, Macquarie DDR Trust, Macquarie Goodman Industrial Trust, Macquarie Leisure Trust, Macquarie ProLogis Trust, Southern Cross FLIERS, Horizon Energy Investment Trust, Hills Motorway Group.*

** *Indexed to 100 on 31 December 1995*

INVESTMENT BANKING GROUP

Staff:	1,590	
Activities:	The Investment Banking Group brings together the Bank's wholesale structuring, underwriting, corporate advisory, infrastructure and specialised funds, specialised equipment financing, institutional stockbroking and equities research capabilities.	
Locations:	Australia, Austria, Canada, China, Germany, Hong Kong, Indonesia, Ireland, Japan, Malaysia, New Zealand, Philippines, Singapore, South Africa, South Korea, Taiwan, Thailand, UK, USA	
Contribution to profit: (based on internal management accounts, before tax and profit share)	Full-year to 31 March 2004 44%	Full-year to 31 March 2003 49%


44%

	Contribution FY 2004
Corporate Finance (including specialist funds)	27%
Financial Products (including cross-border leasing)	6%
Other Investment Banking (including Institutional Stockbroking and Macquarie Capital)	11%
Total Investment Banking Group	**44%**

CORPORATE FINANCE

Macquarie provides advisory and capital raising services to corporate and government clients involved in public mergers and acquisitions (M&A), private treaty acquisitions and divestments, fund raising and corporate restructuring. Activities are aligned into industry groups, reflecting key areas of expertise in infrastructure, resources, telecommunications, media, entertainment and technology (TMeT), property, industrials and financial institutions.

Macquarie has achieved the highest number of top three rankings for completed M&A deals by value over the last decade and was named No.1 M&A adviser (announced deals) and No.2 Equity Capital Markets house in Australia (by value) in 2003 by Thomson Financial.

Project Finance International ranked Macquarie No.1 Project Finance adviser for Asia Pacific and Americas, and No.2 globally for mandates completed in 2003.

The Group manages a range of specialist funds primarily across infrastructure sectors including toll roads, airports and communications infrastructure.

The growth in specialist funds continues to be an important part of the Group's strategy.

The Group's unique ability to source and acquire unique assets, in particular infrastructure assets, has allowed it to develop a number of specialist funds globally. The funds have provided investors with good returns since establishment.

The Group manages major listed specialist funds (refer table below for details) including:

- Macquarie Infrastructure Group (MIG) - invests in toll roads in OECD countries
- Macquarie Airports (MAP) - Australian fund investing in international airports
- Macquarie Communications Infrastructure Group (MCG) - Australian-based fund investing in communications infrastructure
- Southern Cross FLIERS Trust (SCF) - fund holding subordinated debt in Sydney Airport
- Macquarie/First Trust Global Infrastructure/Utilities Dividend and Income Fund (MFD) - a US closed end fund focusing primarily on listed infrastructure stocks, established in March 2004
- Macquarie Power Income Fund (MPT) - a listed Canadian fund focusing on power generation assets in North America, established in April 2004

Major unlisted entities managed by the Group include:

- Macquarie Essential Assets Partnership - invests in regulated and utility assets in North America. Investments include Altalink (Canada) and the Michigan Electric Transmission Company LLC (USA)
- Macquarie Global Infrastructure Fund - investing in a variety of smaller infrastructure investments globally

- The South Africa Infrastructure Fund and African Infrastructure Investment Fund - jointly managed with Old Mutual Asset Managers of South Africa. Both funds target equity investments in sub-Saharan Africa
- Macquarie Airports Group - stakes in Bristol, Birmingham, Sydney and Rome airports
- Korean Road Infrastructure Fund - jointly managed with Shinhan Bank, invests predominately in South Korean toll roads and tunnels. Investments include the Kwangju Second Beltway, Daegu-Busan Expressway, Baekyung Tunnel and Machang Bridge
- Diversified Utilities Energy Trust - an existing Australian-based energy utility fund which is proposing to list on ASX, and is now jointly managed by AMP Capital Investors Limited and Macquarie Bank
- Macquarie European Infrastructure Fund - established in April 2004 to invest in European infrastructure assets. Initial investments include South East Water in the UK and Arlanda Express in Sweden
- Japan Infrastructure Group - established as a joint venture between Macquarie Bank and Development Bank of Japan with a mandate to invest in Japanese infrastructure assets. Its initial investment was the acquisition of the Hakone Turnpike, a toll road south-west of Tokyo.

FINANCIAL PRODUCTS

Macquarie provides assistance on corporate and project financing transactions where there are a wide range of structuring, tax and accounting issues. The Division uses its technical skills to maximise benefits realised by its clients. The Division also advises on, and arranges finance for, major capital expenditures over a variety of assets including aircraft, trains, power and telecommunications assets. Macquarie is a leading player in this area globally, with leases arranged in the year to 31 March 2004 exceeding A$5.7 billion throughout North America, Japan, South Korea, Hong Kong, Europe and New Zealand.

LEASING AND ASSET FINANCING

At 31 March 2004, the Division's portfolio of loans and leases exceeded A$3.6 billion across a range of different industries in select international markets. Macquarie provides finance, leasing, trading, sourcing and remarketing services in industries where it has specialist skills and experience. These industries include information technology, electronics manufacturing, motor vehicles, plant and equipment, telecommunications, aviation engines, water infrastructure, transportation, vendor financing, utility meters and modular structures such as carparks.

INSTITUTIONAL STOCKBROKING

Macquarie provides institutional and corporate stockbroking services and equities research coverage for the Australian and New Zealand markets to institutional investors globally. Extensive coverage of Australian and New Zealand equities is produced by Macquarie's 68 analysts covering 263 stocks and 96 per cent of the S&P/ASX300 stocks by market capitalisation.

In March 2004, Macquarie entered into a sale and purchase agreement with ING to acquire its Asian equities businesses, to be known as Macquarie Securities Asia. This is a significant initiative which will give Macquarie critical mass in the region covering cash equity sales, sales trading, facilitation trading, execution, research and equity capital markets businesses.

Entity	Key asset stakes	Market capitalisation*
Macquarie Infrastructure Group (MIG) (ASX listed)	25 roads across eight countries including Highway 407 in Toronto, SR125 South in San Diego, M6 Toll in the UK, and stakes in major private toll roads in Sydney	A$5.75 billion
Macquarie Airports (MAP) (ASX listed)	Stakes in Bristol, Birmingham, Sydney and Rome airports	A$1.80 billion
Macquarie Communications Infrastructure Group (MCG) (ASX listed)	100% of Broadcast Australia	A$582 million
Southern Cross FLIERS Trust (SCF) (ASX listed)	Reset preference shares issued by Southern Cross Holdings	A$682 million
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (MFD) (NYSE listed)	Investments to include listed infrastructure and utilities companies in selected developed countries globally	A$222 million
Macquarie Power Income Fund (MPT) (TSX listed)	100% of Cardinal Power (Canada)	A$210 million (listed 30 April 2004)

*By market capitalisation, as at 31 March 2004. For further information see Appendix.

TREASURY AND COMMODITIES GROUP

Staff:	358	
Activities:	Activities include trading in a broad range of financial markets including commodities, futures, debt and foreign exchange markets. The Group's focus is on selective geographic expansion and continued product innovation in its chosen markets. Consolidation of existing businesses continues along with a focus on increasing customer flows.	
Locations:	Australia, Brazil, Hong Kong, South Africa, South Korea, UK, US	
Contribution to profit: (based on internal management accounts, before tax and profit share)	Full-year to 31 March 2004 17%	Full-year to 31 March 2003 23%


17%

METALS AND MINING
The Metals and Mining Division provides 24-hour price-making facilities for base and precious metals as well as financing and structured hedging facilities for metals producers and consumers. The Division also provides finance to the oil and gas sector. The Division is a leading participant in the London Metal Exchange market and is a principal provider of liquidity in the Asian time zone.

FOREIGN EXCHANGE
The Foreign Exchange Division provides 24-hour interbank price-making services in Australian Dollar spot, forwards and options and interbank pricing in Yen and Euro during the Sydney time zone. The Division provides services across all of these major products and tailor made products to Australian corporates and institutions. It also maintains an active Internet currency trading platform servicing the Japanese retail trading market.

ENERGY MARKETS
The Energy Markets Division based in London, Sydney and New York provides risk management and financing solutions to a broad customer base across the energy sector. Customers include producers, refiners, airlines and shipping companies. Global energy products traded include crude oil, fuel oil, heating oil, gasoline, distillates (gas oil and jet fuel), naptha and North American natural gas.

DEBT MARKETS
The Debt Markets Division arranges and places debt for clients, provides secondary market liquidity in government, corporate, global and asset-backed securities and provides risk managers, investors and borrowers, with research and structured and derivative based solutions for their needs. The Division is a market leader in Australia in the securitisation of mortgages, equipment and motor vehicle securities. A key focus of this Division is the development of securitisation techniques to provide capital management solutions.

AGRICULTURAL COMMODITIES
The Agricultural Commodities Division provides finance and tailored risk management solutions to an international client base across the agricultural industry. The Division operates out of seven locations globally providing services covering commodities such as wheat, cotton, wool, soy complex, sugar, cocoa and coffee. During the year the Division opened a new business trading physical Australian cotton.

FUTURES
The Futures Division provides a full range of broking and clearing services for Australian and international exchange traded financial derivatives markets. The Division is a leading provider of these services in the Australian market. It makes extensive use of technology to provide clients with flexible solutions for their back office, and also has electronic trading platforms to allow clients direct access to markets.

TREASURY
The Treasury Division is responsible for the funding, liquidity and interest rate risk management of the Bank and is an active participant in domestic and international funding markets. The Division maintains the Bank's relationships with international rating agencies and assists with the maintenance of the Bank's ratings.

RISK ADVISORY SERVICES
In Australia, the Risk Advisory Services Division provides a range of financial advisory and risk management services across a broad spectrum of markets. This service area operates independently of the Bank's trading activities.

ECONOMIC RESEARCH
Economic Research is the Bank's central source of economic and financial trend analysis that services clients and businesses within Macquarie.

EQUITY MARKETS GROUP

Staff:	210	
Activities:	Equity Markets Group undertakes the Bank's risk arbitrage and market-making activities in derivatives. It utilises its risk management skills to originate equity-based financial solutions and products for retail and wholesale clients and operates the Bank's equity finance operations.	
Locations:	Australia, Brazil, Europe, Hong Kong, Japan, South Korea, South Africa	
Contribution to profit: (based on internal management accounts, before tax and profit share)	Full-year to 31 March 2004 14%	Full-year to 31 March 2003 5%


14%

AUSTRALIA
Macquarie was the first issuer of equity warrants on the ASX and has also successfully introduced index warrants, instalments, capital plus and endowment warrants to the Australian market. In calendar year 2003, Macquarie was the leading warrant issuer with a market share of 44 per cent. Macquarie issues a range of innovative unlisted products to retail, corporate and institutional investors. The Australian business is also a leading options market maker and principal trader in listed securities.

BRAZIL
Macquarie issues equity structured products to Brazilian pension funds and other institutional and retail investors. This business is in its third year of operation. Recently, Macquarie has agreed in principle to form an equity derivatives business alliance with Banco do Brasil.

HONG KONG
Macquarie is the leading issuer of warrants over Hong Kong stocks and is a leading exchange-traded-option market maker. Macquarie has also successfully introduced a number of new listed and unlisted products to the Hong Kong market, with the sale of structured products proving very successful.

JAPAN
In Japan, Macquarie has an alliance with Mizuho Securities. This business focuses predominantly on product issuance and structured deal activities, leveraging Mizuho's extensive customer base.

SOUTH KOREA
In 2003, the Group entered into a Korean equity derivatives business alliance with Woori Bank, one of Korea's largest banking and financial groups. The business commenced trading in September 2003.

SOUTH AFRICA
Macquarie has an equity derivatives venture with Nedbank Limited, one of the leading commercial banks in South Africa. This business focuses predominately on South African trading, product issuance and structured deal activities and represents a successful synergy between Macquarie's South African Equity derivatives expertise and Nedbank's balance sheet and extensive customer base.

INTERNATIONAL STRUCTURING
This business focuses on structured equity solutions across all the markets that Equity Markets Group operates in and has staff in Sydney, London and Munich.

INTERNATIONAL TRADING DESK
The International Trading Desk (ITD) was established in 2003 and operates 24 hours a day out of Sydney. This desk is responsible for management of international market risk in those markets where the Group does not have a physical presence, including the US. In conjunction with the Asian sales team, a major new Group initiative has been to focus on sourcing US and European risk for Asian customers.

BANKING & PROPERTY GROUP

Staff:	912	
Activities:	Activities include property finance, property funds management, property investment banking, services to the golf and leisure industries, mortgages and securitisation, banking services for businesses and professionals and margin lending. Over A$10.9 billion in fund assets is managed by the Group and its associates. The Group's focus is to continue to take advantage of geographic expansion in specialist property funds, finance and mortgage securitisation.	
Locations:	Australia, China, Hong Kong, South Korea, UK, US	
Contribution to profit: (based on internal management accounts, before tax and profit share)	Full-year to 31 March 2004 13%	Full-year to 31 March 2003 18%


13%

MACQUARIE PROPERTY

Macquarie Property encompasses a number of business lines which collectively represent the most diverse property group in Australia with growing niche operations internationally. The Macquarie Property Research team was recognised with a 2003 Australian Property Institute NSW Excellence in Property Award for demonstrating leadership and vision that led to a change in the property industry. Macquarie Property's major components are Property Finance, Property Investment Banking, Property Investment Management and Property Investment Management - North America.

PROPERTY FINANCE

Macquarie is a leading provider of structured debt, mezzanine and equity funding for property development projects. It has funded the development of more than 10,000 residential dwellings over the past 20 years as well as numerous commercial and industrial projects. Macquarie has established its property finance business in Seattle and Los Angeles in the US to provide similar development finance solutions using its Australian market experience.

PROPERTY INVESTMENT BANKING

Property Investment Banking (PIB) is a market leader in Australia in wholesale capital raising, debt structuring, major project financing and divestment, sale and leaseback of property developments and related transactions. PIB also owns and manages the award-winning residential real estate regenerator and developer Urban Pacific, which has 6,400 residential lots under development in Victoria, Queensland, South Australia and Western Australia.

Offshore, PIB has been active in Asian markets since 1994. Recent transactions include the establishment of the Macquarie Central Office CR-REIT in Korea and Macquarie's role as senior adviser to the US$300 million Schroder Asian Property Fund. Macquarie is also involved in residential property development in China.

PROPERTY INVESTMENT MANAGEMENT

Property Investment Management is responsible for the sponsorship, creation and on-going management of high performance property investment products. Including associates, Macquarie is the third largest listed property funds manager in Australia with assets under management in Australia, North America and New Zealand.

PROPERTY INVESTMENT MANAGEMENT - NORTH AMERICA

Property Investment Management-North America commenced operation in April 2003 and focuses on creating and managing funds management investment opportunities in North America. The Division includes Macquarie Capital Partners, Macquarie's global real estate investment banking joint venture which conducts specialist wholesale equity raising activities and advisory services in both North America and Europe. Macquarie ProLogis Trust which listed on ASX in 2002 was recognised in 2003 with two Excellence in Property Awards from the Australian Property Institute for innovation in the property industry. More recently, Macquarie established and listed the Macquarie DDR Trust in November 2003 to invest in US community shopping centres.

BANKING

Macquarie provides innovative and specialised banking services to the small and medium enterprise market. Specific target industries include real estate, accounting, financial planning, insurance broking, pharmacy, veterinary, strata management and law.

GOLF AND LEISURE

Macquarie Golf and Leisure offers a specialised range of products and services to support the increasingly important leisure market. Since 1997 Macquarie has been involved in the development of residential lifestyle communities through Medallist Developments - a joint venture with Greg Norman's Great White Shark Enterprises and since 1998 has managed Dreamworld and d'Albora Marinas through the Macquarie Leisure Trust. Macquarie's leisure interests also include industry advisory services, finance, funds management and realty services.

MORTGAGES AND SECURITISATION

Macquarie specialises in wholesale mortgage funding through securitisation. Distribution is via a diversified network including strategic partnerships with Australia's largest mortgage brokers and originators. Macquarie also has mortgage operations in China and the US.

MARGIN LENDING

Macquarie provides a range of margin lending and protected lending products. It continues to invest in new initiatives, and also distributes its products through Macquarie Financial Services Group in New Zealand.

MACQUARIE COMMUNITY PARTNERSHIPS

The strategy of this new business is to undertake property-based public-private partnerships with state and local governments. It intends to take the role of developer and financier to deliver community-based needs.

Entity	Key assets	Market capitalisation*
Macquarie Goodman Industrial Trust	112 properties, including business parks, industrial estates, office parks and warehouse/distribution centres	A$2.66 billion
Macquarie Office Trust	25 office properties across Australia and the US	A$1.13 billion
Macquarie CountryWide Trust	Retail properties anchored by national grocery retailers 124 assets across Australia, NZ and the US	A$961 million
Macquarie ProLogis Trust	88 industrial and distribution properties in the US and Mexico	A$671 million
Macquarie DDR Trust	11 community shopping centres in the US	A$481 million
Macquarie Leisure Trust	Assets across entertainment, leisure and recreation industries	A$167 million

*By market capitalisation, as at 31 March 2004. For further information see Appendix.

FINANCIAL SERVICES GROUP

Staff:	1,045	
Activities:	The Financial Services Group is the primary relationship manager for the Bank's retail client base in Australia and New Zealand. Services include stockbroking, private banking, wealth management, Wrap administration platform and relationship management for 15,000 independent financial advisers throughout Australia and the distribution of the Cash Management Trust and other products. The Group is now benefiting from the three years of strategic investments in 2000-2003 and is positioned to increase its profit contribution in the longer term.	
Locations:	Australia, New Zealand	
Contribution to profit: (based on internal management accounts, before tax and profit share)	Full-year to 31 March 2004 5%	Full-year to 31 March 2003 2%


5%

The Group consists of two key Australian based divisions, Macquarie Adviser Services and Macquarie Financial Services which together service more than 575,000 retail clients. In addition, FSG International Business operates in New Zealand.

MACQUARIE ADVISER SERVICES (MAS)

MAS manages relationships with external financial advisers and provides sales service and product management of in-house and external products including retail superannuation. This includes the A$9.3 billion Macquarie Cash Management Trust, the leading cash trust in the Australian market and the Macquarie Wrap administration service which has A$9.1 billion in funds under administration after five years of operation. In 2003 Macquarie Wrap Solutions was a market leader with A$2.8 billion in inflows. This figure is expected to increase with the finalisation of an agreement with ING Australia to provide the systems and administrative functions assocated with ING's Wrap service.

In the 2003 *ASSIRT* Service Level Survey of more than 700 financial planners, Macquarie Adviser Services was ranked first in the "Best Master Trust/Wrap Provider" and "Best Fund Manager" categories. In addition, Macquarie was awarded Superannuation Manager of the Year in 2003 by *Investorweb Research* for the second year in a row and Macquarie Wrap Solutions was awarded the *Global Fund News* "Global Distributor of the Year" award recognising its significant growth during 2002/2003.

MACQUARIE FINANCIAL SERVICES (MFS)

MFS maintains direct relationships with approximately 210,800 retail clients. Services include:

- full-service stockbroking and investment planning
- online stockbroking
- strategic financial planning
- executive wealth management
- private banking
- private portfolio management
- retail treasury and commodities service

FSG INTERNATIONAL

The Business currently operates solely in New Zealand providing personal financial services including full service stockbroking, the manufacturing and distribution of financial planning products and the provision of Macquarie product to external financial planners.

The Division recently sold its 33.33 per cent stake in Innofin, its joint venture with Sanlam, South Africa's second largest life company. The Division is now investigating business opportunities in both the Asia Pacific region and Europe.

FUNDS MANAGEMENT GROUP

Staff:	160	
Activities:	The Group is the primary manufacturer of Macquarie managed funds. It manages funds across the full spectrum of asset classes with A$36.2 billion in assets under management. The Group markets its products in Australia and internationally, and partners in a number of joint ventures in Asia. Its assets under management and profitability have grown in each of the past three years in increasingly competitive markets.	
Locations:	Australia, Hong Kong, Korea, Malaysia, Taiwan, UK	
Contribution to profit: (based on internal management accounts, before tax and profit share)	Full-year to 31 March 2004 1%	Full-year to 31 March 2003 2%

1%

Macquarie Funds Management is one of Australia's largest fund managers, providing a full range of funds management services to institutional and retail clients in Australia and in selected international markets, including Hong Kong, Malaysia, Korea, Taiwan and the UK.

Macquarie Funds Management is a full-service manager, offering funds in all major asset classes. In each asset class, it offers a range of investment styles across the risk spectrum and pricing structures.

Macquarie Funds Management is noted for its client focus, disciplined investment process and product innovation, including:

Enhanced Indexing - available in all major asset classes, providing a solution for investors seeking above index returns for little incremental risk.

True Indexing™ - a unique offer from Macquarie gives clients exact index returns for no fund management fees.

Fund of fund investing - gives access to diversified portfolios in asset classes such as private equity, global bonds and global small companies.

ASIA

Macquarie is active in funds management in Malaysia, via a joint venture initiated in 1996 with the AmMerchant Bank Berhad. As at April 2004, the joint venture was Malaysia's largest institutional asset manager by assets under management. The joint venture offers retail unit trusts and institutional pooled and separately managed funds in Malaysian equities, cash, fixed interest and diversified investments.

In South Korea, Macquarie-IMM Investment Management, a joint venture with IMM Asset Management, offers pooled and separately managed funds for institutional and retail clients in local equities, fixed interest and diversified investments. Macquarie-IMM was named Most Improved Institutional Fund House in Korea for 2003 (based on growth in funds under management) by Asia Asset Management magazine.

In June 2003, Macquarie established a joint venture in Taiwan with the United Securities Investments Trust Corporation to provide funds management services to local institutional and retail investors. Since the establishment of the joint venture, funds under management have increased 50 per cent to TWD 45 billion (A$1.8 billion).

For Hong Kong investors, Macquarie Funds Management offers enhanced equities, providing risk-controlled exposure to Hong Kong equity markets.

UK

Macquarie's funds management business began managing enhanced equities in the UK market. This business offers a low risk investment in UK equities, using Macquarie's proven investment processes aiming to deliver returns that are consistently above the FTSE All Share Index.

MACQUARIE DIRECT INVESTMENT

Staff:	13	
Activities:	Macquarie Direct Investment is responsible for managing the Bank's private equity activities. The focus of the business is private equity and venture capital investment opportunities in emerging private Australian and New Zealand companies, as well as management buy-outs and buy-ins. The Division's contribution to profit is tied to the sale or listing of these investments and therefore varies from year to year.	
Locations:	Australia, New Zealand	
Contribution to profit: (based on internal management accounts, before tax and profit share).	Full-year to 31 March 2004 6%	Full-year to 31 March 2003 1%


6%

Macquarie Bank has been active in direct investment since 1982. During that time, the business has transformed from investing using the Bank's own funds to raising and investing funds on behalf of institutional and retail investors. As at 31 March 2004, Macquarie Direct Investment has invested over A$392 million in a total of 44 businesses, making it one of the largest private equity funds operating in Australia.

PRIVATE EQUITY FUNDS

Since 1988, Macquarie has raised four private equity funds. Macquarie Investment Trust (MIT), the first externally managed fund, was established in 1988, raising in excess of A$50 million. MIT invested in nine companies and achieved final returns for unit holders of 24.2 per cent per annum pre fees and 20.7 per cent per annum post fees. During 2004 MIT realised the last of its two holdings in Sabco and Tower Technology through trade sales.

Macquarie Investment Trust II (MIT II) was launched in June 1994 and closed with committed funds of A$103 million. MIT II invested across 12 companies and has realised five investments to date. The Trust's strategy remains to realise its remaining investments over the next six to 18 months and to maximise the potential returns for investors.

In May 1999, Macquarie Investment Trust III (MIT III) raised approximately A$207 million in committed capital from domestic and international institutional and retail investors. MIT III invested a total of A$183 million in 11 companies and realised seven investments during 2004. These included JB Hi-Fi, Repco and Invocare realised by way of IPO, and Staging Connections, which was sold by private treaty. Additionally, CH4 was partially realised in April 2004 when the company floated on the ASX.

Fund raising is continuing for Macquarie Investment Trust IV (MIT IV), which had its first close in January 2003 and settled its first transaction in May 2003. A second close is expected in the September 2004 quarter with additional capital commitments of A$100 million, and a further close in early 2005.

SUMMARY SINCE LISTING

MACQUARIE BANK LIMITED AND ITS CONTROLLED ENTITIES

The Bank's ordinary shares were quoted on the Australian Stock Exchange on 29 July 1996.

Years Ended 31 March	1996	1997	1998	1999	2000	2001	2002	2003	2004
Financial performance (A$ million)									
Total income from ordinary activities	435	530	665	815	1,186	1,472	1,600	1,890 (a)	2,465 (a)
Total expenses from ordinary activities	336	392	498	597	885	1,147	1,245	1,430 (a)	1,780 (a)
Profit from ordinary activities before income tax	99	138	167	218	301	325	355	460	685
Income tax expense	6	21	26	53	79	53	76	96	161
Profit from ordinary activities	93	117	141	165	222	272	279	364	524
Outside equity interest	-	-	-	-	-	(1)	-	3	3
Macquarie Income Securities distributions	-	-	-	-	12	31	29	28	27
Profit from ordinary activities after income tax attributable to ordinary equity holders	93	117	141	165	210	242	250	333	494
Financial position (A$ million)									
Total assets	5,174	6,142	7,929	9,456	23,389	27,848	30,234	32,462 (f)	43,771
Total liabilities	4,746	5,642	7,348	8,805	22,154	26,510	27,817	29,877 (f)	40,938
Net assets	428	500	581	651	1,235	1,338	2,417	2,585	2,833
Risk weighted assets	4,030	4,686	4,967	4,987	8,511	9,860	10,651	10,030	13,361
Total loan assets	2,688	2,682	3,158	4,002	6,518	7,785	9,209	9,839 (f)	10,777
Impaired assets (net of provisions)	57	46	12	44	23	31	49	16	61
Share information									
Cash dividends per share (cents per share)									
Interim	-	18	21	30	34	41	41	41	52
Final	34.7 (b)	25	30	38	52	52	52	52	70
Special	-	-	-	-	-	-	-	50	-
Total	34.7 (b)	43	51	68	86	93	93	143	122
Basic earnings per share (cents per share)	61.0 (b)	74.9	88.1	101.3	124.3	138.9	132.8	164.8	233.0
Share price at end of period (A$)	5.78 (b)	8.50	14.35	19.10	26.40	27.63	33.26	24.70	35.80
Ordinary share capital (million shares) (c)	138.7	151.4	157.6	161.1	171.2	175.9	198.5	204.5	215.9
Market capitalisation at end of period (fully paid ordinary shares) (A$ million)	832 (d)	1,287	2,262	3,077	4,520	4,860	6,602	5,051	7,729
Ratios									
Return on average ordinary shareholders' funds	23.1%	25.2%	26.1%	26.8%	28.1%	27.1%	18.7%	18.0% (f)	22.3%
Payout ratio (excluding special dividend)	61.0%	60.5%	57.9%	67.2%	70.0%	67.5%	73.6%	56.8%	53.2%
Tier 1 ratio	11.8%	12.9%	11.7%	13.0%	14.5%	12.9%	17.8%	19.0%	16.2%
Capital adequacy ratio	15.4%	13.2%	16.4%	17.3%	18.4%	16.0%	19.4%	21.4%	19.9%
Impaired assets as % of loan assets	2.3%	1.7%	0.4%	1.1%	0.3%	0.4%	0.5%	0.2%	0.6%
Net loan losses as % of loan assets	0.0%	0.0%	0.0%	0.1%	0.1%	0.1%	0.2%	0.0%	0.3%
Assets under management (A$ billion) (g)									
Listed	0.6	1.1	1.6	3.0	4.2	6.9	11.8	18.0	21.5
Unlisted									
Retail	5.6	7.2	9.0	9.8	9.6	10.6	11.7	12.4	13.4
Wholesale	7.6	8.6	10.8	10.0	12.5	13.4	17.8	21.9	27.7
Total assets under management	**13.8**	**16.9**	**21.4**	**22.8**	**26.3**	**30.9**	**41.3**	**52.3**	**62.6**
Staff numbers (e)	**1,732**	**1,965**	**2,474**	**3,119**	**4,070**	**4,467**	**4,726**	**4,839**	**5,716**

(a) Statutory income and expenses. Not adjusted for infrastructure assets held for resale.
(b) Adjusted for June 1996 bonus issue.
(c) Number of fully paid ordinary shares at end of period, excluding options and partly paid shares.
(d) Based on unadjusted share price of A$6.00.
(e) Includes both permanent staff (full time, part time and fixed term) and contractors (including consultants and secondees).
(f) Restated to show the Bank's general provision for credit losses as a deduction from loan assets rather than as part of total liabilities.
(g) This reflects the closing consolidated total assets of all Macquarie managed funds.

RATINGS AND SHARE INFORMATION

RATINGS
at 31 March 2004

	Short-term	Long-term
Fitch Ratings	F1	A+
Moody's Investors Service	P1	A2
Standard & Poor's	A1	A

SHAREHOLDER BASE
Macquarie has a broad shareholder base with the majority of shares held by Australian investment institutions. On 31 March 2004 there were approximately 41,000 ordinary shareholders. Staff held approximately four per cent of fully paid issued capital and all of the employee options.

Macquarie's market capitalisation at 31 March 2004 was A$7.7 billion.

ORDINARY DIVIDEND POLICY
The Bank targets a payout ratio for full-year ordinary dividends in the range of 50 per cent to 60 per cent of net earnings, and it is expected that dividends in the near term will be at least 80 per cent franked.

The Bank declared a final dividend of 70 cents per share for the year ended 31 March 2004, franked to 90 per cent. This brings total dividends for the year to A$1.22 per share. The interim dividend of A$0.52 per share was franked to 90 per cent.

During the year, shareholders were advised that due to current market practice and the Bank's strong capital position, the Bank's Dividend Reinvestment Plan will no longer offer a discount to the prevailing market price (previously a discount of 2.5 per cent applied).The Bank also undertook an on-market buy-back of the number of ordinary shares resulting from the conversion of the Converting Preference Shares. As a result a buyback of approximately 4.9 million ordinary shares commenced after the conversion date in September 2003 and was completed in December 2003.

MACQUARIE INCOME SECURITIES (MIS) ASX CODE MBLHB
The MIS were issued in 1999 with a face value of A$100 each. There are four million MIS on issue which pay interest quarterly in arrears at the rate determined quarterly by adding 1.7 per cent per annum to the 90-day bank bill reference rate. The MIS are perpetual in nature. Please refer to the MIS prospectus for detailed terms and conditions which are available at www.macquarie.com.au/shareholdercentre.

INDEX PARTICIPATION (ASX CODE MBL)
Macquarie Bank's fully paid ordinary shares are included in the following stock exchange indices:

- All Ordinaries Index
- S&P/ASX 50, 100, 200 and 300
- FT International Australia
- MSCI Australia
- Dow Jones World Index.

Macquarie Bank monthly share price and volume since listing



35
30
25
20
15
10
5
0
Monthly volume (million)
Volume
Price (A$)
45
40
35
30
25
20
15
10
5
0
Month end share price (A$)
Jul 96
Jul 97
Jul 98
Jul 99
Jul 00
Jul 01
Jul 02
Jul 03

to 31 March 2004

SHAREHOLDER CALENDAR

Date	Event
2004	
15 January	MIS interest payment
5 February	Operational briefing
31 March	Full-year financial year end
15 April	MIS interest payment
18 May	Full-year result announcement
24 May	Ordinary shares trade ex-dividend
28 May	Record date for ordinary final dividend
2 July	Payment of ordinary final dividend
15 July	MIS interest payment
29 July	2004 Annual General Meeting
30 September	First half financial year end
15 October	MIS interest payment
16 November	Half-year result announcement
22 November	Ordinary shares trade ex-dividend
26 November	Record date for ordinary interim dividend
17 December	Payment of ordinary interim dividend

SENIOR MANAGEMENT

		Date joined
Executive Chairman	David Clarke	1971
Managing Director and Chief Executive Officer	Allan Moss	1977
Deputy Managing Director	Richard Sheppard	1975
Investment Banking Group Head	Nicholas Moore	1986
Treasury and Commodities Group Head	Andrew Downe	1985
Banking and Property Group Head	Bill Moss	1984
Equity Markets Group Head	Ottmar Weiss	1986
Financial Services Group Head	Peter Maher	2000
Funds Management Group Head	Ben Bruck	1989
Chief Financial Officer and Corporate Affairs Group Head	Greg Ward	1996
Risk Management Division Head	Nick Minogue	1993
Information Services Division Group Head	Nigel Smyth	1999
Deputy Chairman and Investment Banking Group Executive Director	Mark Johnson	1987

ANALYSTS

The following analysts* produce reports on Macquarie Bank and can be contacted directly for further information:

Company	Analyst	Contact Number	E-mail
ABN Amro	Jonathan Reoch	612 8259 5838	jonathan.reoch@au.abnamro.com
Aegis	Peter Rae	612 8296 1151	peter.rae@aer.com.au
CSFB	Nick Selvaratnam	612 8205 4105	nick.selvaratnam@csfb.com
Capital Partners	Gerald Stack	612 8274 5901	gstack@capitalpartners.com.au
Citigroup	Mike Macrow	613 8643 9766	mike.macrow@citigroup.com
Deutsche Bank	Ross Brown	612 9258 2619	ross.brown@db.com
Goldman Sachs JB Were	James Freeman	613 9679 1078	james.freeman@gsjbw.com
JP Morgan	Brian Johnson	612 9220 1605	brian.d.johnson@jpmorgan.com
Merrill Lynch	Matt Booker	612 9226 5772	matthew_booker@ml.com
Morgan Stanley	Hugh Maxwell-Davis	613 9256 8932	hughmaxwell-davis@morganstanley.com
UBS	Jeff Emmanuel	612 9324 3862	jeff.emmanuel@ubs.com
Wilson HTM	Andrew Hills	612 8247 6670	andrew.hills@wilsonhtm.com.au

* as at 31 March 2004

APPENDIX

ANALYSIS OF ASSETS UNDER MANAGEMENT

Fund	Ownership of management company
SPECIALIST FUNDS	
INFRASTRUCTURE	
Hills Motorway Trust	100%
Horizon Energy Investment Trust	100%
Macquarie Airports	100%
Macquarie Communications Infrastructure Group	100%
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund	100%
Macquarie Infrastructure Group	100%
Southern Cross FLIERS	100%
Total Listed Infrastructure	
Global Infrastructure Funds (A-D)	100%
Korean Road Infrastructure Fund	50%
Macquarie Airports Group	100%
Macquarie Essential Assets Partnership	100%
Other Unlisted Infrastructure Funds	
Total Unlisted Infrastructure	
Total Infrastructure	
PROPERTY	
Macquarie Countrywide Trust	100%
Macquarie DDR Trust	50%
Macquarie Goodman Industrial Trust	40%
Macquarie Leisure Trust	100%
Macquarie Office Trust	100%
Macquarie ProLogis Trust	50%
Macquarie Central Office Corporate Restructuring REIT	100%
Total Listed Property	
Total Unlisted Property	
Total Property	
DEVELOPMENT CAPITAL	
Macquarie Investment Trusts	100%
Other	
Total Development Capital	
Other	
Total Specialist	
FUNDS MANAGEMENT AND FINANCIAL SERVICES	
Macquarie Funds Management	100%
AmInvestment Services BHD / AMInvestment Management Sdn BHD	30%
Macquarie-IMM Investment Management Co. Ltd	65%
United Securities Investment Trust Corporation	40%
Other	
Total Funds Management and Financial Services	
Total Assets Under Management	

Listing Date	ASX Code	MBL Group holding 31 March 2004	Asset under management as at Mar 04 ($m)	Sep 03 ($m)	Mar 03 ($m)
Dec 94	HLY	-	963	959	966
Jan 00	HRZ	3%	32	38	86
Apr 02	MAP	3%	2,026	1,648	1,700
Aug 02	MCG	31%	990	1,005	1,007
Mar 04	NYSE [MFD]	-	233	-	-
Dec 96	MIG	<1%	10,401	10,365	9,507
Aug 02	SCF	-	611	610	611
			15,256	**14,625**	**13,877**
	Unlisted		254	270	282
	Unlisted	<1%	203	41	24
	Unlisted	9%	1,025	860	956
	Unlisted	<1%	71	28	-
			255	237	244
			1,808	**1,436**	**1,506**
			17,064	**16,061**	**15,383**
Nov 95	MCW	5%	1,380	1,295	1,032
Nov 03	MDT	-	506	-	-
Jan 94	MGI	-	1,553	1,372	840
Jul 98	MLE	6%	191	175	157
Nov 93	MOF	5%	1,896	1,605	1,606
Jun 02	MPR	-	568	687	498
Jan 04	Korean Stock Exchange [MCO CR-REIT]	22%	183	-	-
			6,277	**5,134**	**4,133**
			1,137	**1,203**	**1,252**
			7,414	**6,337**	**5,385**
		4.9% MIT II & MHT II 9.7% MIT IIIA 9.6% MIT IIIB 17.2% MIT IVA & MIT IVB	132	277	271
			20	22	26
			152	**299**	**297**
			1,369	486	441
			25,999	**23,183**	**21,506**
			32,770	29,883	28,629
			540	549	592
			2,187	2,013	1,519
			716	662	-
			377	426	90
			36,590	**33,533**	**30,830**
			62,589	**56,716**	**52,336**

SELECTED FUNDS - BASE AND PERFORMANCE FEE BASIS

FUND	BASE FEES %	Basis	Payable	PERFORMANCE FEES Criteria
BANKING AND PROPERTY GROUP				
Macquarie CountryWide Trust	0.45% pa	Of total assets of the Trust up to A$700 million	Six monthly with quarterly payment on account	Trust performance measured every six months compared with benchmark performance
	plus 0.40% pa	Of total assets of the Trust over A$700 million		
Macquarie Leisure Trust	0.25% pa	Of total assets of the Trust	N/A	Amount available for distribution to unitholders
Macquarie Office Trust	0.45% pa	Of total assets of the Trust up to A$1.0 billion	Six monthly with quarterly payment on account	Trust performance measured every six months compared with benchmark performance
	plus 0.40% pa	Of total assets of the Trust over A$1.0 billion		
Macquarie Goodman Industrial Trust	0.50% pa	Of total assets of the Trust up to A$700 million	Monthly	Trust performance measured every six months compared with benchmark performance
	plus 0.45% pa	Of total assets of the Trust over A$700 million		

Benchmark	Value of fee	Scrip/cash	Period	Other conditions
Retail Property Trust accumulation index	5% of total increase in unitholder value from outperformance plus 15% of increased unitholder value above 2% pa outperformance	Paid by issue of units in Trust. Issue price of units based on the 10 day weighted average price of units sold on the ASX from the "ex" distribution date.	Six months	Payment of total fees is subject to an 80 basis points ceiling per year (except where the trust has outperformed its sector peers continuously over a three year period). Any fees earned which exceed this limit are deferred until later periods (irrespective of future out/ underperformance). Any underperformance in prior periods must be earned back before a performance fee becomes due.
N/A	3.5% of the Distributable amount for the distribution period (before deduction of the management fee and incentive fee).		Six months	N/A
Office Property Trust accumulation index	5% of total increase in unitholder value from outperformance plus 15% of increased unitholder value above 2% pa outperformance	Paid by issue of units in Trust. Issue price of units based on the 10 day weighted average price of units sold on the ASX from the "ex" distribution date.	Six months	Payment of total fees is subject to an 80 basis points ceiling per year (except where the trust has outperformed its sector peers continuously over a three year period). Any fees earned which exceed this limit are deferred until a later period underperformance. Any underperformance in prior periods must be earned back before a performance fee becomes due.
S&P/ASX 200 Property accumulation index (has recently transitioned from Industrial Property index)	5% of total increase in unitholder value from outperformance plus 15% of increased unitholder value above 2% pa outperformance	Generally paid by issue of units in the Trust. Issue price of units based on the 10 day weighted average price of units sold on the ASX from the "ex" distribution date. Default provision for the payment of the fee in cash.	Six months	Any underperformance in prior periods must be earned back before a performance fee becomes due. A ceiling on the amount of fees which can become payable in any one year (consistent with the arrangements in place for the other Macquarie listed property trusts) is currently under consideration and will be submitted to unitholders for their consideration this calendar year.

FUND	BASE FEES %	Basis	Payable	PERFORMANCE FEES Criteria
Macquarie ProLogis Trust	0.45% pa	Total assets of the Trust Indirect proportionate interest in fair market value of the properties in the US partnership and any other Trust Assets	Six monthly with quarterly payment on account	Trust performance measured every six months compared with benchmark performance
Macquarie DDR Trust	0.45% pa	Total assets of the Trust Indirect proportionate interest in fair market value of the properties in the US partnership and any other Trust Assets	Six monthly with quarterly payment on account	Trust performance measured every six months compared with benchmark performance
Macquarie Park Street Trust	0.45% pa plus 0.40% pa	Of total assets of the Trust up to A$1.0 billion Of total assets of the Trust over A$1.0 billion As the total assets of the Trust's parent, MOF, exceeds A$1.0 billion, the base fee determined by the Trust is calculated at 0.40% per annum on its own assets.	Six monthly with quarterly payment on account	N/A

Benchmark	Value of fee	Scrip/cash	Period	Other conditions
S&P/ASX 200 Property accumulation index	5% of total increase in unitholder value from outperformance plus 15% of increased unitholder value above 2% pa outperformance	Paid by issue of units in the Trust and/or performance shares in the US REIT and Mexico REIT' (or in cash in certain circumstances) Issue price of units based on the 10 day weighted average price of units sold on the ASX from the "ex" distribution date.	Six months	Payment of total fees is subject to an 80 basis points celing per year (except where the Trust has outperformed its sector peers continuously over a three year period). Any fees earned which exceed this limit are deferred until later periods. Any underperformance in prior periods must be earned back before a performance fee becomes due.
S&P/ASX 200 Property accumulation index	5% of total increase in unitholder value from outperformance plus 15% of increased unitholder value above 2% pa outperformance	Paid by issue of Trust Units and/or shares in US REIT (REIT Performance Shares), (or in cash in certain circumstances) Issue price of units based on the 10 day weighted average price of units sold on the ASX from the "ex" distribution date.	Six months	Payment of total fees is subject to an 80 basis points celing per year. Any fees earned which exceed this limit are deferred until later periods (except where the Trust has outperformed its sector peers continuously over a three year period). Any underperformance in prior periods must be earned back before a performance fee becomes due.
N/A	N/A	N/A	N/A	N/A

FUND	BASE FEES %	Basis	Payable	PERFORMANCE FEES Criteria
INVESTMENT BANKING GROUP FUNDS				
Macquarie Airports	1.50% pa	Of the first A$500 million of the Net Investment Value (NIV)[1]	Quarterly in arrears by issue of securities (at $2 per security) until the volume weighted average price during the last 15 days of the quarter exceeds $2. Option to take in cash or scrip thereafter	Outperformance of the benchmark
	plus 1.25% pa	Of the next A$500 million of NIV		
	plus 1.0% pa	In excess of A$1.0 billion of NIV		
Macquarie Airports Group	While unlisted: 0.5%	Of total commitments	Half-yearly in arrears	Cumulative cash distributions exceed benchmark
	plus 1.0% pa	Of drawn commitments, less cash and cash equivalents		
Macquarie Communications Infrastructure Group	1.5%	Of the first A$500 million of NIV[1]	Quarterly in arrears in cash	Outperformance of the benchmark
	plus 1.25%	Of the next A$500 million of NIV		
	plus 1.0%	In excess of A$1.0 billion of NIV		
Macquarie Infrastructure Group	1.25% pa	Of the first A$3.0 billion of net market value	Quarterly in arrears in cash	Outperformance of the benchmark
	plus 1.0% pa	In excess of A$3.0 billion at the end of cash quarter of net market value		

Benchmark	Value of fee	Scrip/cash	Period	Other conditions
MSCI World Transportation Infrastructure index	20% of the return above the benchmark return	At the discretion of MAP's independent directors	Six monthly in arrears	Amounts invested in MAG are deducted from NIV to ensure no doubling up on base fees between MAP and MAG. Performance fees waived to the extent that MAP investors who participated in the IPO and also subsequent capital raisings have not received returns above the MSCI World Transportation Infrastructure index. If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
12% pa compounding of called capital	20% of surplus cash above benchmark return	Cash	Upon exceeding benchmark performance	Fund is currently unlisted. Different performance fee criteria applied upon listing.
S&P/ASX 200 Industrials accumulation index	20% of outperformance	Scrip, subject to six months notice of any variation.	Six monthly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
S&P/ASX 300 Industrials accumulation index	15% of outperformance	Either in scrip or in cash at the discretion of MIG's independent directors acting in the interests of MIG's investors	Annually, payable in three equal annual instalments	Second and third instalments are payable subject to MIG's continued outperformance of the benchmark. If the return is less than the benchmark in any period, the amount of the deficit is carried forward.

FUND	BASE FEES %	Basis	Payable	PERFORMANCE FEES Criteria
Macquarie/First Trust Global Infrastructure/Utilities Dividend Fund	0.6% pa of the Fund's total assets comprising the core component under A$250 million or 0.65% pa over A$250 million plus supplemental fee of 0.6% pa of total assets attributable to the core unlisted portion if total assets are invested in core unlisted instruments (up to 25% of core component)	N/A	Quarterly in arrears	N/A
Macquarie Power Income Fund	C$675,000 pa CPI adjusted plus negotiable increment for further assets aquisitions	N/A	Monthly in arrears	Distributable cash per unit exceeds forecasts
Hills Motorway Trust	A$350,000 pa CPI adjusted	N/A	Quarterly in arrears in cash	N/A
Southern Cross FLIERS Trust	A$400,000 pa CPI adjusted	N/A	Quarterly in arrears in cash	N/A
Horizon Energy Investment Group	0.5% pa	Of market capitalisation	Quarterly in arrears	N/A

Benchmark	Value of fee	Scrip/cash	Period	Other conditions
N/A	N/A	N/A	N/A	N/A
2004 forecast contained in Prospectus	25% excess distributable cash	Cash	Annual	N/A
N/A	N/A	N/A	N/A	N/A
N/A	N/A	N/A	N/A	N/A
N/A	N/A	N/A	N/A	N/A

FUND	BASE FEES %	Basis	Payable	PERFORMANCE FEES Criteria
DIRECT INVESTMENT DIVISION				
MIT II and III	1.0% pa	On total funds committed less capital returned	Quarterly in advance	Total portfolio value at the time of realisation exceeds 110% of total portfolio cost base
	and 0.5% pa	Of funds invested		
MIT IV	2.0% pa	Committed capital (indexed for CPI and reduced by capital returned)	Quarterly in advance	8% preferred return to investors

[1]NIV for any quarter equals: average market capitalisation over the last 15 trading days of the quarter; plus amount of any external borrowings at the end of the quarte

Benchmark	Value of fee	Scrip/cash	Period	Other conditions
N/A	If proceeds are 0-20% above the adjusted cost base, the fee is 20% of that amount If proceeds are above 20% of the adjusted cost base, the fee is 30% of that amount Capital gain is calculated after a full recapture of base fees and Trust expenses.	Cash	On realisation of all or part of an investment	If proceeds are less than the adjusted cost base, the deficiency is carried forward and offset against future gains.
N/A	20% of capital gain. Capital gain is calculated after a full recapture of base fees and Trust expenses.	Cash	On realisation of all or part of an investment	The manager has full catch up following the preferred return (ie the first 8% to investors, the next 2% to the manager and the remainder split 80/20). If proceeds are less than the adjusted cost base, the deficiency is carried forward and offset against future gains.

›r; plus amount of any firm commitments to make further investments at the end of the quarter; less cash balances at the end of the quarter.

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